Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

November 28, 2008

By Federal Express

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien:

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the Interim Report for the First Half of the 141st Fiscal Year dated November 28, 2008 [English translation].

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3539, fax: +81-3-5166-6215, e-mail: katsuharu.otake@sumitomocorp.co.jp).

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Katsuharu Otake (Mr.)
Manager
Corporate Legal & General Affairs Department
Sumitomo Corporation

Enclosure

12/2

The following is an unofficial English translation of the "Interim Report for the First Half of the 141st Fiscal Year of Sumitomo Corporation." Sumitomo Corporation (hereinafter referred to as the "Company") provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise. Please also refer to "Sumitomo Corporation Website Terms and Conditions of Use."

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained in this report relating to our future plans, targets, objectives, expectations, operations, performance and other developments, economic prospects, projections of revenue, income, earnings, expenditures or other financial results and intentions constitute forward-looking statements. The forward-looking statements can be identified by the use of words such as "believes," "expects," "anticipate," "should," "will," "would," "plan," "estimate," "potential," "goal," "outlook," "may," "predicts," "could," "seek," "intend," or the negative of those words and other comparable expressions. The forward-looking statements are based on management's current assumptions and expectations of future events, and are subject to a number of factors and uncertainties that may result in changes in circumstances. Actual results may differ materially from those the Company expected for a wide range of possible reasons, including general industry and market conditions, general international economic conditions and the risk factors identified in our public filings. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The Company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, events or performances. These forward-looking statements are made as of the date of this report and the Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

INTERIM REPORT FOR THE FIRST HALF OF THE 141st FISCAL YEAR

April 1, 2008, through September 30, 2008

SUMITOMO CORPORATION

To All Shareholders

We sincerely thank you for the exceptional support you have always given to us.

We have just conducted an interim closing of accounts for the first half of the 141st Fiscal Year (April 1, 2008 through September 30, 2008), and we would like to report on the general condition of operations for such period.

November 2008
Susumu Kato
President and CEO

TABLE OF CONTENTS

General Condition of the Business

1. Review of Business Operations for the First Half of the 141st Fiscal Year

• Economic Environment

During the first half of this fiscal year (April 1 to September 30, 2008), the overall trend in the global economy was toward a growing sense of deceleration, with international financial markets continuing to experience turbulence triggered by the United States subprime lending crisis and with the added impact of increased inflationary pressures from the rise in prices, particularly of resources and grains. In September, the turmoil in international financial markets was further aggravated by the surfacing of operational crises at US financial institutions. In international commodity markets, prices rose through the summer reflecting strong demand and geopolitical risks, but they subsequently fell back due to increased expectations of a global economic slowdown.

In the Japanese economy, domestic demand continued to be weak and growth was sluggish in exports, particularly to the United States and European countries, leading to a growing sense of deceleration. Economic sentiment was hurt by concerns about inflation, the rise in unemployment and in corporate bankruptcies and the ongoing decline in stock prices, resulting in a widespread of views that a downturn had started.

• Progress of the Medium-Term Management Plan, "GG Plan"

Sumitomo Corporation has been achieving steady progress in implementing its current medium-term (two-year) management plan, the "GG Plan,"[1] launched at the start of fiscal year 2007 in April 2007. Our basic policy under the "GG Plan" is to "pursue further improvement of quality heading for a new stage of growth," and we have adopted two qualitative goals: (1) "to establish a truly solid earnings base through the rigorous strengthening and expansion of our core businesses" and (2) "to improve the management quality in pursuit of sustained growth." In addition, we have set the quantitative targets of achieving a risk-adjusted return ratio[2] of 15% or more and a consolidated net income of ¥235 billion in both fiscal years 2007 and 2008 for a two-year total of ¥470 billion. In fiscal year 2007 we recorded a consolidated net income of ¥238.9 billion, topping our quantitative target and reaching a new record high for the fifth consecutive year. Our outlook for the current fiscal year calls for a consolidated net income of ¥243 billion, higher than last year's figure, and we expect the two-year average of our risk-adjusted return ratio to come to 17.3%. In the first half of the fiscal year, the consolidated net income reached ¥160.3 billion.

• Actions Taken to Implement the GG Plan

In order to implement the "GG Plan," we have been working to achieve further improvement of quality in the Sumitomo Corporation Group as a whole, focusing on four areas: improvement of earnings base quality through rigorous selection and concentration, improvement of operational quality with efforts to raise our soundness and efficiency to a higher level, improvement of group management quality through the further enhancement of our group companies, and improvement of the quality of our human resources and workstyles with efforts to energize all the employees of the Sumitomo Corporation Group.

The Business Units focused on the activities described below:

(1) Metal Products Business Unit

In the field of steel sheets, we strengthened our network of steel service centers in Japan and overseas. We launched operations at new centers in Yamaguchi and Oita prefectures in Japan, and we built up and upgraded our processing equipment in centers overseas, particularly in China, Vietnam, and elsewhere in Asia. In this way we have been striving to build a framework capable of delivering high-quality services that meet customers' demands. In addition, to respond to the expected growth of demand for steel sheet

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[1] The "GG" of GG Plan refers to our aim to become a "great and growing" company, achieving both sustained growth and excellence.

[2] The "risk-adjusted return ratio" is a measure of the profitability of a business against the risks involved in it. It is calculated by dividing (a) the return on the business as measured by the consolidated net income (after taxes) that it is expected to generate during an accounting period by (b) the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

products in Vietnam and nearby emerging market countries, we decided to make an equity investment in a steel sheet manufacturing and sales company to be established in Vietnam by Taiwan's China Steel Corporation and Sumitomo Metal Industries, Ltd. In the field of tubular products, we launched a new base for our SCM[3] network in India, where demand for energy is now running strong, and we now have 14 SCM bases in 13 countries around the world. Based on this, we will establish a solid delivery system for the highly corrosion-resistant tubular products required for oil and gas development and to firm up our ties with oil companies, and ultimately aim to increase our sales of these products.

(2) Transportation & Construction Systems Business Unit

In the area of transportation projects, which is a priority field for us, we received an order together with Mitsubishi Heavy Industries, Ltd. from the Miami International Airport for an automated people mover to serve as a link between the airport terminals and nearby transportation facilities. Our extensive track record has won us high appraisal for the comprehensive implementation of this type of project (the coordination of the entire system including cars and signals). We aim to win further orders in the United States and other countries. In the automobile business, we recorded strong sales to the Middle East, fueled by high oil prices, and we will continue to work for expanded sales in promising markets.

(3) Infrastructure Business Unit

In the power generation business, we began to participate in the Shuweihat S1 power generation and water desalination project in the United Arab Emirates, having acquired a partial interest in the project from the Abu Dhabi National Energy Company PJSC, a government-affiliated investment company. Demand for both power and water has been increasing greatly in the countries of the Gulf region in the Middle East, reflecting population growth and the development and diversification of the region's industries, and we intend to pursue the further expansion of our business there. We have also continued to focus on environment friendly power generation. We launched a large-scale photovoltaic (solar) power generation project in Tenerife, part of the autonomous region of the Canary Islands in Spain. The countries of the European Union have adopted the goal of increasing the share of their renewable energy sources, and we are actively seeking to get involved in this area in EU countries including Spain, where government policy measures support the introduction of renewable energy. In New Zealand, we received a construction order for a geothermal power plant with the world's biggest generation capacity from a single generator, together with Fuji Electric Systems Limited and New Zealand's Hawkins Construction Ltd. In the area of communications, we received an order for all the communications and security systems for the King Abdullah University for Science and Technology, which is being built by the Saudi Arabian Oil Company.

(4) Media, Network & Lifestyle Retail Business Unit

In the media field, Jupiter Telecommunications Co., Ltd., Japan's biggest cable television company, recorded good performance, steadily increasing the number of its subscriber households through expansion of its service area. In the film-related business, *The Handsome Suit*, a film released this November, produced by Asmik Ace Entertainment, Inc., a movie production and distribution company, has drawn interest for its use of product placement linked to our fashion business, a connection that reflects our unique capabilities as a *sogo shosha* (integrated trading company). In our network field, effective October 1, we launched the new company T-GAIA Corporation through a merger between our MS Communications Co., Ltd., which sells mobile communication handsets, and its competitor Telepark Corp. The new company will have a commanding lead in terms of market share, and is expected to produce increased profits. In the field of lifestyle-related retailing, we achieved good performance from Jupiter Shop Channel Co., Ltd., Japan's biggest television shopping channel operator, which was able to increase sales through attractive programming. This includes the newly launched *Nihon o mitsukeyo* (Let's Find Japan), which offers renowned local products in live broadcasts from locations around the country, such as Okinawa and Hokkaido prefectures. Also, we moved to broaden our customer base targeting women in their twenties and thirties through a tie-up with Branding, Inc., (formerly Xavel, Inc.) which organizes and runs the fashion event "Tokyo Girls Collection" and Fashionwalker, Inc., another company in its corporate group.

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[3] "SCM" refers to the Supply Chain Management system. This is an overall approach aimed at maximizing the efficiency of the flows of goods, payments, and information all the way from the procurement stage through sales, based on the application of advanced information technology and logistics technology.

(5) Chemical & Electronics Business Unit

In the field of basic, electronic, and performance chemicals, we strengthened our sales of core products. In our sulfuric acid and sulfur business, we recorded favorable sales performance reflecting lively demand for sulfuric acid for use in metal refining and as a material for fertilizer, taking advantage of our distribution network centering on our subsidiary Interacid Trading S.A., which boasts the world's largest trading volume in this product. In the field of life science, we worked to solidify our earnings base with efforts including the expansion of our product portfolio of agricultural chemicals, which constitute one of our core businesses. In the growing market of Central and Eastern Europe, we introduced new products and strengthened our marketing through the sharing of information among our regional sales companies, thereby achieving good results.

(6) Mineral Resources & Energy Business Unit

In the priority field of upstream resource businesses, we pushed to maximize the value of our existing rights and also actively pursued project development. In the area of nonferrous metal mine development, we moved ahead steadily with construction aimed at the start of production at a large-scale integrated project encompassing mining, processing and refining of nickel in Madagascar, which we are undertaking together with partners including Sherritt International Corporation of Canada and Korea Resources Corporation of South Korea. In addition, we invested additional equity in Assmang Limited, a South African mining company with deposits of high-quality iron ore, manganese ore, and chrome ore. In the field of midstream and downstream businesses, we worked to improve our results through expansion of our trading and through selection and concentration of our corporate resources. In particular, we strengthened our relationship with Mitsui Mining Co., Ltd., and greatly increased both our sales of coal to that company for its use as a raw material and our handling of the coal coke that it produces. In addition, we worked to expand our earnings base by integrating our domestic LPG operations with Showa Shell Sekiyu K.K., thereby increasing logistical efficiency and enhancing services, while in the domestic oil retail business, we sold all our shares in Sumisho Oil Corporation to Idemitsu Kosan Co., Ltd.

(7) General Products & Real Estate Business Unit

In the field of food business, we have focused efforts on solidifying our earnings base in overseas growing markets for fertilizer sales, one of our core business areas. Together with Qingdao Soda Ash Industrial Co. Ltd. we established a chemical fertilizer manufacturing and sales company in Guangdong, our second such operation in China, and in Western Australia we acquired a 50% equity stake in Whitfert Pty Ltd. In the business field of materials and supplies, OAO Terneyles, Russia's biggest integrated forestry company, in which we are the leading shareholder, began construction of a lumber processing plant. Starting next year, Russia will sharply hike its export tariffs on raw timber, and so this company will shift its main focus from raw timber exports to exports of processed lumber. In the field of construction and real estate, we decided to rebuild an office building we own in Kanda Nishikicho, Chiyoda-ku, Tokyo. Acting as the lead company, we will join with four other companies that own the surrounding land and buildings to carry out a redevelopment project involving the construction of two new office buildings.

(8) Financial & Logistics Business Unit

In the field of financial services, we established the Leasing Business Department in April this year, and we worked actively to expand our earnings base in this business. In the area of aircraft leasing, which is the mainstay of our leasing operations, we have been working to replace existing assets including the conclusion of an operating lease contract for a passenger aircraft with Japan Airlines Corporation and of a sales contract for a passenger aircraft with Scandinavian Airlines System. In addition, we have been promoting the creation of new businesses through cooperation and sharing business network and know-how with Sumitomo Mitsui Finance and Leasing Company, Inc., a joint venture between our company and Sumitomo Mitsui Financial Group, Inc. In the field of direct investment and investment in funds, we acquired an equity stake in Ant Corporate Advisory Inc., which puts together and manages investment funds. We aim to make use of the resources of this company's investment experts to optimize our own fund portfolio. In the logistics business, we opened a new warehouse in the Amata Nakorn Industrial Estate, Thailand's biggest industrial park. We are providing advanced logistical services to the corporate tenants there, and we will work to develop this business further. In Vietnam, we completed the sales of lots in the third-phase development zone of our Thang Long Industrial Park. In view of the

prospect for continued expansion of investment in this country, we have started work on Thang Long Industrial Park II and commenced advance sales of lots.

2. Operating Results and Financial Status

• Operating Results

The consolidated total trading transactions[4] for the six-month period ended September 30, 2008 amounted to 6,084.3 billion yen representing 6.8% growth from the same period of the previous year.

Gross profit increased by 72.5 billion yen to 539.7 billion yen.

Selling, general and administrative expenses increased by 8.0 billion yen to 337.2 billion yen.

As a result, operating income increased by 59.7 billion yen to 192.9 billion yen.

Equity in earnings of associated companies increased by 27.1 billion yen to 52.2 billion yen. We recognized 5.3 billion yen of hedge evaluation gains regarding the San Cristobal silver-zinc-lead mining project in Bolivia in this period. (Hedge evaluation losses in the same period of the previous year: 9.6 billion yen)

As a result, net income totaled 160.3 billion yen, an increase of 48.3 billion yen representing 43% growth from the same period of the previous year.

<Net income by segments>
Metal Products Business Unit posted 21.8 billion yen, an increase of 9.3 billion yen from the same period of the previous year. Sales price increase in steel service center and tubular products businesses in North America led the increase.

Transportation & Construction Systems Business Unit posted 21.2 billion yen, up 3.3 billion yen. Strong performance in automobile trading business to Middle East and Africa, and ship-related business contributed to the increase.

Infrastructure Business Unit posted 9.0 billion yen, at just about the same level as the same period of the previous year. IPP[5] business mainly in Asia showed stable performance.

Media, Network & Lifestyle Retail Business Unit posted 5.4 billion yen, a decrease of 2.3 billion yen. There was capital gain through restructuring of Jupiter TV Co., Ltd. in the same period of the previous year, although newly consolidated Jupiter Shop Channel Co., Ltd. (the subsidiary owned by SC Media & Commerce Inc.) and Jupiter Telecommunications Co., Ltd. showed strong performance.

Chemical & Electronics Business Unit posted 5.9 billion yen, an increase of 2.2 billion yen, due to the strong performance in agricultural chemical business in East Europe, and sulfuric acid and sulfur business.

Mineral Resources & Energy Business Unit posted 33.2 billion yen, an increase of 18.9 billion yen. Coal mining operation in Australia and Nusa Tenggara Mining Corporation (Batu Hijau copper & gold mining project in Indonesia) contributed to the increase, due to the rise of commodity prices for coal and copper in addition to reversal of hedge evaluation losses mentioned above.

[4] Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purpose. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its consolidated subsidiaries act as principal or as agent.

[5] "IPP" is short for "Independent Power Producer."

General Products & Real Estate Business Unit posted 8.9 billion yen, a decrease of 0.7 billion yen. Building-products business in Japan decreased while fertilizer business showed strong performance.

Financial & Logistics Business Unit posted 0.2 billion yen, a decrease of 2.2 billion yen due to the valuation loss of unlisted companies and provisions for doubtful receivables in domestic finance business.

Domestic Regional Business Units and Offices posted 5.4 billion yen, up 1.3 billion yen. This was mainly due to the strong performance in the metal products business.

Overseas Subsidiaries and Branches posted 35.1 billion yen, an increase of 12.3 billion yen due to the sales price increase in tubular products in North America and strong performance in business in Europe and China.

• Financial Status

<Total assets, liabilities, and shareholders' equity >

Total assets increased by 200.2 billion yen to 7,771.6 billion yen from March 31, 2008, due to the increase of operating assets mainly led by the rise of commodity prices.

Interest-bearing liabilities (gross) were 3,728.9 billion yen, an increase of 19.2 billion yen. Interest-bearing liabilities (net) were 3,292.2 billion yen, up 44.7 billion yen.

Total shareholders' equity amounted to 1,566.8 billion yen, improved by 74.0 billion yen, from March 31, 2008, due to the increase in retained earnings. As a result, shareholders' equity ratio was 20.2%, up 0.5 points.

<Cash flows>

Net cash provided by operating activities was 87.1 billion yen as a result of strong business performances in each segment although working capital increased due to the increase of operating assets mainly led by the rise of commodity prices.

Net cash used in investing activities was 143.0 billion yen, mainly due to strategic investment such as acquiring additional iron ore interest in South Africa (Oresteel Investments (Proprietary) Limited) and office buildings in the United States while replacing assets such as partially selling share of Sumitomo Mitsui Finance & Leasing Co., Ltd.

Accordingly, free cash flow, calculated as net cash provided by operating activities plus net cash used in investing activities, was 55.9 billion yen outflow. Net cash provided by financing activities was 32.1 billion yen.

As a result, cash and cash equivalents as of September 30, 2008 decreased by 26.7 billion yen to 430.1 billion yen from March 31, 2008.

• Interim Dividend

Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results.

Based on our consolidated net income target of 243.0 billion yen for fiscal year 2008, the interim dividend resolved by the Board of Directors held on October 29, 2008 is 19 yen per share, half the amount of the planned annual dividend of 38 yen. (The interim dividend and annual dividend for fiscal year 2007 was 18 yen and 38 yen, respectively.)

3. Future Economic Prospects and Management Challenges

• Economic Prospects

Though the global economy is expected to be supported by the continuing high growth of emerging market countries, due to the credit contraction around the world attributable to the United States subprime lending crisis and persistent concerns about inflation, we expect a gradual slowdown in global growth. In addition, a number of risks remain, including the possibility of a recession in the United States, prolongation of the turmoil in international financial markets in such forms as depreciation of the dollar and further declines in stock prices, and resumption of the rises in prices of resources and grains.

In the Japanese economy, we see little resilience in domestic demand, notably consumer spending and capital investment, and slower growth in the global economy is likely to limit the increase in exports. In addition, the emergence of the risks mentioned above could have a negative impact.

• Management Challenges

We have positioned the "GG Plan" as a medium-term management plan to firm up our footing for a new stage of growth. In order to achieve sustained growth, we will move to strengthen our earnings base while maintaining balance among profitability, growth, and stability. Meanwhile, however, the social and economic environment in which we operate is changing rapidly. We will aim for an unfailing accomplishment of the "GG Plan" goals by "establishing a truly solid earnings base" and "improving the management quality to pursue sustained growth" in order to build a corporate constitution capable of sustained, steady growth even in a changing environment.

We will respond attentively and appropriately to the changes in the environment in which we operate. By taking these changes as chances and by leveraging our integrated corporate strength to the utmost, we will turn these changes into ingredients for sustained growth, aiming to contribute broadly to society. And we will raise our corporate value further by solidifying our relationship of trust with our shareholders and all of our stakeholders.

We sincerely request the ongoing understanding and support of all our shareholders.

4. General Condition of Consolidated Operating Results

[Prepared on the basis of accounting principles generally accepted in the United States of America]
Sumitomo Corporation and Subsidiaries

• Summary of Consolidated Financial Statements and Trend of Financial Status

	The first half of the 138th year (4/05-9/05)	The first half of the 139th year (4/06-9/06)	The first half of the 140th year (4/07-9/07)	The first half of the 141st year (4/08-9/08)	The 140th year (4/07-3/08)
Gross profit (billions of yen)	325.6	415.6	467.2	539.7	934.5
Net income (billions of yen)	88.1	102.1	112.0	160.3	238.9
Net income per share (yen)	72.40	82.01	90.86	128.23	192.51
Total assets (billions of yen)	5,792.4	6,999.6	8,664.9	7,771.6	7,571.4
Total shareholders' equity (billions of yen)	1,154.3	1,363.6	1,630.7	1,566.8	1,492.7
Shareholders' equity per share (yen)	927.61	1,095.83	1,304.59	1,253.40	1,194.20
Shareholders' equity ratio (%)	19.9	19.5	18.8	20.2	19.7
Interest-bearing liabilities (net) (billions of yen)	2,355.3	2,665.5	3,013.5	3,292.2	3,247.6
Debt-equity ratio (net) (times)	2.0	2.0	1.8	2.1	2.2
Total trading transactions (billions of yen)	4,921.8	5,246.6	5,695.4	6,084.3	11,484.6

Notes: 1. Interest-bearing liabilities (net) excludes cash and cash equivalents and time deposits from interest-bearing liabilities.
2. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value o the transactions for which the Company and its consolidated subsidiaries act as principal or as agent.
Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.
3. Amounts in billions of yen are rounded to the nearest tenth.


Gross profit
(billions of yen)
600
450
300
150
0
The first half of the 138th year (4/05-9/05)
The first half of the 139th year (4/06-9/06)
The first half of the 140th year (4/07-9/07)
The first half of the 141st year (4/08-9/08)


Net income
(billions of yen)
200
150
100
50
0
The first half of the 138th year (4/05-9/05)
The first half of the 139th year (4/06-9/06)
The first half of the 140th year (4/07-9/07)
The first half of the 141st year (4/08-9/08)


Total shareholders' equity & Shareholders' equity ratio
(billions of yen)
(%)
2,000
1,500
1,000
500
0
25
20
15
10
5
The first half of the 138th year (4/05-9/05)
The first half of the 139th year (4/06-9/06)
The first half of the 140th year (4/07-9/07)
The first half of the 141st year (4/08-9/08)
Total shareholders' equity
Shareholders' equity ratio


Interest-bearing liabilities (net) & Debt-equity ratio (net)
(billions of yen)
(times)
4,000
3,000
2,000
1,000
0
4.0
3.0
2.0
1.0
0.0
The first half of the 138th year (4/05-9/05)
The first half of the 139th year (4/06-9/06)
The first half of the 140th year (4/07-9/07)
The first half of the 141st year (4/08-9/08)
Interest-bearing liabilities (net)
Debt-equity ratio (net)

Segment Information (Condensed)

Sumitomo Corporation and Subsidiaries
For the six-month periods ended September 30, 2008 and 2007
(Unaudited)

Operating segments: 2008:	Millions of Yen			
			As of September 30	
Segment	Gross profit	Net income	Segment assets	Total trading transactions
Metal Products	¥ 52,337	¥ 21,791	¥ 783,545	¥ 1,036,457
Transportation & Construction Systems	91,973	21,219	1,597,815	923,923
Infrastructure	20,529	8,982	516,498	183,814
Media, Network & Lifestyle Retail	85,699	5,435	673,947	291,172
Chemical & Electronics	26,778	5,917	377,293	530,245
Mineral Resources & Energy	42,205	33,214	837,446	1,458,193
General Products & Real Estate	61,800	8,895	771,787	449,958
Financial & Logistics	16,912	156	677,345	86,124
Domestic Regional Business Units and Offices	24,417	5,419	486,465	588,741
Overseas Subsidiaries and Branches	120,219	35,067	1,401,004	1,129,668
Segment Total	542,869	146,095	8,123,145	6,678,295
Corporate and Eliminations	(3,209)	14,197	(351,512)	(594,008)
Consolidated	¥ 539,660	¥ 160,292	¥ 7,771,633	¥ 6,084,287

2007:	Millions of Yen			
			As of March 31, 2008	
Segment	Gross profit	Net income	Segment assets	Total trading transactions
Metal Products	¥ 39,675	¥ 12,494	¥ 755,525	¥ 961,296
Transportation & Construction Systems	76,248	17,907	1,604,917	857,577
Infrastructure	21,480	9,610	478,782	180,510
Media, Network & Lifestyle Retail	75,783	7,760	675,640	272,206
Chemical & Electronics	24,400	3,714	352,770	560,770
Mineral Resources & Energy	21,870	14,352	760,426	1,311,972
General Products & Real Estate	63,930	9,628	742,039	442,968
Financial & Logistics	14,914	2,355	449,488	52,615
Domestic Regional Business Units and Offices	21,373	4,113	480,052	544,154
Overseas Subsidiaries and Branches	105,015	22,735	1,000,685	1,099,747
Segment Total	464,688	104,668	7,300,324	6,283,815
Corporate and Eliminations	2,517	7,296	271,075	(588,460)
Consolidated	¥ 467,205	¥ 111,964	¥ 7,571,399	¥ 5,695,355

Note:
Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its subsidiaries act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Consolidated Balance Sheets [Prepared on the basis of U.S. GAAP]

Sumitomo Corporation and Subsidiaries

As of September 30, 2008 (Unaudited) and March 31, 2008

	Millions of Yen	
	September 30, 2008	March 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	¥ 430,090	¥ 456,809
Time deposits	6,587	5,369
Marketable securities	21,083	19,856
Receivables-trade		
Notes and loans	267,855	242,312
Accounts	1,785,839	1,782,114
Associated companies	119,897	109,354
Allowance for doubtful receivables	(16,611)	(14,789)
Inventories	897,108	756,190
Deferred income taxes	42,149	39,300
Advance payments to suppliers	105,794	73,881
Other current assets	317,522	253,354
Total current assets	3,977,313	3,723,750
Investments and long-term receivables:		
Investments in and advances to associated companies	949,205	883,635
Other investments	587,305	655,190
Long-term receivables	789,647	832,761
Allowance for doubtful receivables	(23,524)	(22,099)
Total investments and long-term receivables	2,302,633	2,349,487
Property and equipment, at cost less accumulated depreciation	1,032,840	997,128
Goodwill and other intangible assets	377,209	379,405
Prepaid expenses, non-current	39,272	47,836
Deferred income taxes, non-current	15,065	14,228
Other assets	27,301	59,565
Total	¥ 7,771,633	¥ 7,571,399

Consolidated Balance Sheets [Prepared on the basis of U.S. GAAP]

Sumitomo Corporation and Subsidiaries
As of September 30, 2008 (Unaudited) and March 31, 2008

	Millions of Yen	
	September 30, 2008	March 31, 2008
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	¥ 692,907	¥ 625,106
Current maturities of long-term debt	481,432	428,869
Payables-trade		
Notes and acceptances	87,889	84,610
Accounts	1,190,568	1,159,158
Associated companies	31,810	26,716
Income taxes	45,790	37,419
Accrued expenses	104,474	101,557
Advances from customers	132,985	107,269
Other current liabilities	244,786	162,667
Total current liabilities	3,012,641	2,733,371
Long-term debt, less current maturities	2,877,945	3,011,992
Accrued pension and retirement benefits	15,244	14,074
Deferred income taxes, non-current	168,145	189,273
Minority interests	130,905	129,947
Shareholders' equity:		
Common stock	219,279	219,279
Additional paid-in capital	291,138	291,032
Retained earnings		
Appropriated for legal reserve	17,696	17,696
Unappropriated	1,078,407	943,114
Accumulated other comprehensive income (loss)		
Net unrealized holding gains on securities available-for-sale	91,866	127,630
Foreign currency translation adjustments	(80,628)	(60,638)
Net unrealized losses on derivatives	(3,531)	(2,672)
Pension liability adjustments	(46,284)	(41,475)
Treasury stock, at cost	(1,190)	(1,224)
Total shareholders' equity	1,566,753	1,492,742
Total	¥ 7,771,633	¥ 7,571,399

Consolidated Statements of Income and Comprehensive Income

[Prepared on the basis of U.S. GAAP]
Sumitomo Corporation and Subsidiaries
For the six-month periods ended September 30, 2008 and 2007
(Unaudited)

	Millions of Yen	
	September 30, 2008	September 30, 2007
Revenues:		
Sales of tangible products	¥ 1,548,745	¥ 1,330,111
Sales of services and others	372,701	313,813
Total revenues	1,921,446	1,643,924
Cost:		
Cost of tangible products sold	(1,266,486)	(1,093,439)
Cost of services and others	(115,300)	(83,280)
Total cost	(1,381,786)	(1,176,719)
Gross profit	539,660	467,205
Other income (expenses) :		
Selling, general and administrative expenses	(337,233)	(329,185)
Provision for doubtful receivables	(9,524)	(4,767)
Impairment losses on long-lived assets	(343)	(493)
Gain on sale of property and equipment, net	1,102	427
Interest income	11,749	14,218
Interest expense	(28,570)	(35,818)
Dividends	8,395	8,304
Other than temporary impairment losses on securities	(5,571)	(10,179)
Gain on sale of marketable securities and other investments, net	11,429	33,620
Gain (loss) on issuances of stock by subsidiaries and associated companies, net	(3)	65
Equity in earnings of associated companies, net	52,176	25,068
Other, net	(310)	431
Total other income (expenses)	(296,703)	(298,309)
Income before income taxes and minority interests in earnings of subsidiaries	242,957	168,896
Income taxes	(75,962)	(53,312)
Income before minority interests in earnings of subsidiaries	166,995	115,584
Minority interests in earnings of subsidiaries, net	(6,703)	(3,620)
Net income	¥ 160,292	¥ 111,964
Disclosure of comprehensive income (loss):		
Net income for the period	¥ 160,292	¥ 111,964
Other comprehensive income (loss), net of tax:		
Net unrealized holding gains (losses) on securities available-for-sale	(35,764)	19,971
Foreign currency translation adjustments	(19,990)	18,661
Net unrealized gains (losses) on derivatives	(859)	1,305
Pension liability adjustments	(4,809)	(2,849)
Comprehensive income for the period	¥ 98,870	¥ 149,052
Total trading transactions	¥ 6,084,287	¥ 5,695,355

Note:
Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its consolidated subsidiaries act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Condensed Consolidated Statements of Cash Flows [Prepared on the basis of U.S. GAAP]

Sumitomo Corporation and Subsidiaries
For the six-month periods ended September 30, 2008 and 2007
(Unaudited)

	Millions of Yen	
	September 30, 2008	September 30, 2007
Operating activities:		
Net income	¥ 160,292	¥ 111,964
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	78,744	62,272
Provision for doubtful receivables	9,524	4,767
Impairment losses on long-lived assets	343	493
Gain on sale of property and equipment, net	(1,102)	(427)
Other than temporary impairment losses on securities	5,571	10,179
Gain on sale of marketable securities and other investments, net	(11,429)	(33,620)
Loss (gain) on issuances of stock by subsidiaries and associated companies, net	3	(65)
Equity in earnings of associated companies, less dividends received	(16,658)	(6,402)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:		
(Increase) decrease in receivables	(124,289)	15,146
Increase in inventories	(138,574)	(7,735)
Increase (decrease) in payables	100,531	(11,205)
Other, net	24,155	30,560
Net cash provided by operating activities	87,111	175,927
Investing activities:		
Changes in:		
Property, equipment and other assets	(169,896)	(304,022)
Marketable securities and investments	(11,262)	14,955
Loans and other receivables	39,406	132,780
Time deposits	(1,266)	70
Net cash used in investing activities	(143,018)	(156,217)
Financing activities:		
Changes in:		
Short-term debt	76,793	53,612
Long-term debt	(19,736)	43,324
Cash dividends paid	(24,999)	(22,376)
Acquisition of treasury stock, net	34	(70,843)
Other, net	-	627
Net cash provided by financing activities	32,092	4,344
Effect of exchange rate changes on cash and cash equivalents	(2,904)	2,817
Net increase in cash and cash equivalents included in assets held for sale	-	2,331
Net (decrease) increase in cash and cash equivalents	(26,719)	29,202
Cash and cash equivalents, beginning of period	456,809	436,814
Cash and cash equivalents, end of period	¥ 430,090	¥ 466,016

Note: Consolidated results' amounts in millions of yen are rounded to the nearest million.

General Condition of the Company (as of September 30, 2008)

- **Date of Incorporation** December 1919
- **Amount of Capital** ¥219,278,931,183

1. Principal Lines of Business

Through its worldwide network, the Sumitomo Corporation Group engages in diverse business activities in a wide variety of fields, such as metal products, transportation and construction systems, infrastructure, media, network and lifestyle retail, chemical and electronics, mineral resources and energy, general products and real estate, and finance and logistics. These activities include engaging in domestic and overseas transactions, import and export of various goods and commodities, providing wide range of services and investing in businesses.

2. Status of the Stock

- **Number of Shares Authorized for Issuance** 2,000,000,000 shares
- **Number of Issued Shares** 1,250,602,867 shares
- **Number of Shareholders** 121,941 persons

3. Status of Employees

- **Number of Employees** 4,985 persons

  Note: In addition to the above, the Company employs 470 persons overseas.

- **Number of Employees (Consolidated basis)** 68,070 persons

4. Status of Operating Locations, etc.

- **Domestic**

The Company's Head Office	Chuo-ku, Tokyo	
The Company's Regional Business Units	3 units	Chubu (Nagoya), Kansai (Osaka), Kyushu Okinawa (Fukuoka)
The Company's Regional Main Offices	3 offices	Hokkaido (Sapporo), Tohoku (Sendai), Chugoku (Hiroshima)
The Company's Branch Offices	7 offices	Shizuoka, Hamamatsu, Kyoto, Shikoku (Takamatsu), Niihama, Nagasaki, Okinawa (Naha)

Note: In addition to the above, there are 2 sub-branch offices of the Company.

The Company's Domestic Incorporated Subsidiaries	3 subsidiaries	Sumitomo Corporation Hokkaido Co., Ltd., Sumitomo Corporation Tohoku Co., Ltd., Sumitomo Corporation Kyushu Co., Ltd.

Note: There are 10 head, branch or other offices of these 3 domestic incorporated subsidiaries of the Company.

- **Overseas**

The Company's Branch Offices	3 offices	Manila, Kuala Lumpur, Johannesburg

Note: In addition to the above, there are 46 overseas representative offices of the Company.

The Company's Overseas Locally Incorporated Subsidiaries:		
Asia	17 subsidiaries	Sumitomo Corporation (China) Holding Ltd., Sumitomo Corporation (Shanghai) Limited, Sumitomo Corporation Asia Pte. Ltd (Singapore), etc.
Europe / CIS	9 subsidiaries	Sumitomo Corporation Europe Holding Limited (UK), Sumitomo Corporation Europe Limited (UK), Sumitomo Deutschland GmbH, etc.
North America	2 subsidiaries	Sumitomo Corporation of America, Sumitomo Canada Limited
Central and South America	8 subsidiaries	Sumitomo Corporation do Brasil S.A., Sumitomo Corporation de Mexico S.A. de C.V., Sumitomo Corporation Colombia S.A., etc.
Middle East and Africa	3 subsidiaries	Sumitomo Corporation Dis Ticaret A.S., Sumitomo Corporation Iran, Ltd., Sumitomo Corporation M.E., FZ-LLC (UAE)
Oceania	1 subsidiary	Sumitomo Australia Pty Ltd
Total	40 subsidiaries	

Note: There are 74 head, branch or other offices of these 40 overseas locally-incorporated subsidiaries of the Company.

5. Status of Consolidated Subsidiaries and Other Associated Companies

- **Number of Consolidated Subsidiaries** 571
- **Number of Associated Companies** 237
- **Major Consolidated Subsidiaries and Associated Companies, etc.**

Segment	Company Name		Major Lines of Business
Metal Products	Asian Steel Company Ltd.	(C)	Steel service center in Southeast Asia
	Sumisho Metalex Corporation	(C)	Sale of non-ferrous metal products
Transportation & Construction	Sumitomo Mitsui Auto Service Company , Limited	(C)	Leasing of automobiles and automobile-related goods
	PT. Oto Multiartha	(C)	Automobile leasing and financing operations in Indonesia
Infrastructure	Perennial Power Holdings, Inc.	(C)	Development, ownership and management of power plants in the U.S.
Media, Network & Lifestyle Retail	Sumisho Computer Systems Corporation	(C)	System integration, sales of software and hardware and information processing services
	Jupiter Telecommunications Co., Ltd.	(-)	Integrated cable TV operation and management of TV programming and content providing business for multi-channel broadcasting
Chemical & Electronics	Cantex Inc.	(C)	Manufacture and sales of polyvinyl chloride pipes in the U.S.
Mineral Resources & Energy	Sumisho Coal Australia Pty Ltd.	(C)	Investment in coal mines in Australia
	LNG Japan Corporation	(A)	Natural gas exploration, development, production, liquefaction, transport, sales and other related businesses
General Products & Real Estate	Shinko Sugar Co., Ltd.	(C)	Manufacture and sales of refined, crystallized and liquid sugar
	TBC Corporation	(C)	Distribution and retailing of tires in the U.S.
Financial & Logistics	Sumitomo Mitsui Finance and Leasing Company, Limited	(A)	Leasing Business
	Bluewell Corporation	(C)	Life and non-life insurance agency business
Overseas Subsidiaries and Branches	Sumitomo Corporation of America	(C)	Export, import and wholesale
	Sumitomo Corporation Europe Holding Limited	(C)	Holding company of European subsidiaries

Notes: 1. (C) and (A) stand for "consolidated subsidiaries" and "associated companies," respectively. Jupiter Telecommunications Co., Ltd. is a subsidiary of LGI/Sumisho Super Media, LLC which is an associated company of Sumitomo Corporation.

2. In accordance with the structural revision on April 1, 2008, the Leasing Business Dept. was newly established in the Financial & Logistics Business Unit which resulted in the transfer of Sumitomo Mitsui Finance and Leasing Company, Limited to the Financial & Logistics segment.

6. Directors and Corporate Auditors

Name/Title		Name/Title	
Motoyuki Oka	Chairman of the Board of Directors	Susumu Kato	President and CEO
Noriaki Shimazaki	Director	Nobuhide Nakaido	Director
Iwao Okamoto	Director	Makoto Shibahara	Director
Shuichi Mori	Director	Kazuo Ohmori	Director
Shunichi Arai	Director	Takahiro Moriyama	Director
Takashi Kano	Director	Yoshio Osawa	Director
Shigemi Hiranuma	Standing Corporate Auditor (Full-Time)	Tetsuro Fukumoto	Corporate Auditor (Full-Time)
Itsuo Sonobe	Corporate Auditor*	Akio Harada	Corporate Auditor*
Tsuguoki Fujinuma	Corporate Auditor*		

Notes: 1. All Directors are Representative Directors.
2. Outside Corporate Auditors are indicated by an asterisk (*).

7. Executive Officers

Name/Title		Name/Title	
Susumu Kato	President and CEO*	Noriaki Shimazaki	Executive Vice President*
Nobuhide Nakaido	Executive Vice President*	Michio Ogimura	Senior Managing Executive Officer
Michihisa Shinagawa	Senior Managing Executive Officer	Iwao Okamoto	Senior Managing Executive Officer*
Makoto Shibahara	Senior Managing Executive Officer*	Shuichi Mori	Senior Managing Executive Officer*
Kazuo Ohmori	Senior Managing Executive Officer*	Shunichi Arai	Senior Managing Executive Officer*
Nobuo Kitagawa	Senior Managing Executive Officer	Yoshi Morimoto	Managing Executive Officer
Kentaro Ishimoto	Managing Executive Officer	Kenji Kajiwara	Managing Executive Officer
Makoto Sato	Managing Executive Officer	Toyosaku Hamada	Managing Executive Officer
Takahiro Moriyama	Managing Executive Officer*	Ichiro Miura	Managing Executive Officer
Takashi Kano	Managing Executive Officer*	Kuniharu Nakamura	Managing Executive Officer
Shinichi Sasaki	Managing Executive Officer	Takuro Kawahara	Managing Executive Officer
Yoshio Osawa	Managing Executive Officer*	Kazuhisa Togashi	Executive Officer
Kazuhiro Takeuchi	Executive Officer	Shinichi Ishida	Executive Officer
Takafumi Sone	Executive Officer	Makoto Nakamura	Executive Officer
Naoki Hidaka	Executive Officer	Shigeru Ohashi	Executive Officer
Yasuo Kumagai	Executive Officer	Masayuki Doi	Executive Officer
Toru Furihata	Executive Officer	Hiroyuki Inohara	Executive Officer
Masaru Nakamura	Executive Officer	Kohei Hirao	Executive Officer

Note: Directors (Representative Directors) are indicated by an asterisk (*).

8. Accounting Auditor

KPMG AZSA & Co.

* * *

END